Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES DEPARTURE OF CHIEF FINANCIAL OFFICER

June 3, 2019, Toronto, Ontario, Canada - Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced that Ilias Konstantopoulos, Granite’s Chief Financial Officer, has left Granite to pursue other opportunities. The appointment of a new Chief Financial Officer will be announced in due course.

Kevan Gorrie, President and Chief Executive Officer of Granite, commented, “On behalf of Granite’s board and employees, I would like to thank Ilias for his significant contributions to Granite’s transformation and growth over the past few years. We wish Ilias all the best in his future endeavours, and we will continue to execute on our strategic plan as before.”

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 80 investment properties representing approximately 34 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504 or Kevan Gorrie, at 647-925-7500.

granitereit.com